UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2011, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2012 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in Note 3 to the 2011 audited financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into (i) the Offering Circular dated December 23, 2011, relating to its U.S. $22,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue and (ii) the Prospectus dated July 23, 2012 filed pursuant to Rule 424(b)(2) (Commission File No. 333-182553).

Exchange Rates

On August 24, 2012, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 13.1727 = U.S. $1.00.

Selected Financial Data

The selected financial data as of January 1, 2011, December 31, 2011 and June 30, 2012 and for the six-month periods ended June 30, 2011 and 2012 have been derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (IASB).

We have begun presenting financial statements in accordance with IFRS for the year ending December 31, 2012, with an official IFRS “adoption date” of January 1, 2012 and a “transition date” to IFRS of January 1, 2011. The first-time adoption rules are established in IFRS 1 “First-time Adoption of International Financial Reporting Standards.”

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting.” IFRS 1 permits us to change our elections of optional IFRS transition exemptions even if such exemptions have already been used in the preparation of published interim financial statements. If we change policies, classifications or transitions elections prior to the issuance of our consolidated financial statements as of and for the year ending December 31, 2012 as permitted by IFRS 1, we are not required to re-issue our financial statements for previous interim periods.

In this report, we include selected financial data from our statements of financial position as of January 1 and December 31, 2011 as well as the statement of comprehensive income for the six-month period ended June 30, 2011 for comparison purposes. This comparative data was prepared in accordance with IFRS, with the same criteria as used for the preparation of our statement of financial position as of June 30, 2012 and statement of comprehensive income for the six-month period ended June 30, 2012.

Selected Financial Data of PEMEX

	As of and for the period ended(1)
	January 1,	December 31,		June 30,
	2011	2011	2011	2012
	(millions of pesos, except ratios)
Statement of Comprehensive Income Data
Net sales	n.a.	n.a.	746,010	817,391
Operating income	n.a.	n.a.	427,306	482,990
Comprehensive financing result	n.a.	n.a.	9,269	(9,789)
Net income for the period	n.a.	n.a.	17,581	7,964
Statement of Financial Position Data (end of period)
Cash and cash equivalents	131,183	114,368	n.a.	125,767
Total assets	1,865,290	1,979,935	n.a.	1,970,351
Long-term debt	574,790	672,657	n.a.	670,796
Total long-term liabilities	1,438,562	1,604,111	n.a.	1,630,662
Total Equity	219,521	122,380	n.a.	117,770
Statement of Cash Flows
Depreciation and amortization	n.a.	n.a.	61,261	68,981
Acquisition of fixed assets(2)	n.a.	n.a.	61,401	80,131
Other Financial Data
Ratio of earnings to fixed charges(3)	n.a.	n.a.	2.1383	1.2723

n.a. = Not applicable.

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 3(a) to the unaudited condensed consolidated interim financial statements.
(2)	Includes capitalized comprehensive financing result. See Note 3(f) to the unaudited condensed consolidated interim financial statements included herein.
(3)	Earnings, for this purpose, consist of pretax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus dividends received on equity investments. Pretax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period. Fixed charges do not take into account exchange gain or loss attributable to PEMEX’s indebtedness.

Source: PEMEX’s unaudited condensed consolidated interim financial statements, prepared in accordance with IFRS.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at June 30, 2012.

	At June 30, 2012(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps.	563,504	U.S.$	41,273
Long-term domestic debt		107,292		7,859

Total long-term debt(3)		670,796		49,132

Certificates of Contribution “A”(4)		49,605		3,633
Mexican Government contributions to Petróleos Mexicanos		178,731		13,091
Legal reserve		978		72
Donation surplus		3,418		250
Other comprehensive income		(30,683)		(2,247)
Accumulated losses from prior years		(92,242)		(6,756)
Net income for the period		7,964		583

Total equity		117,770		8,626

Total capitalization	Ps.	788,566	U.S.$	57,758

Note: Numbers may not total due to rounding.

(1)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.6530 = U.S. $1.00 at June 30, 2012. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since June 30, 2012, except for PEMEX’s undertaking of new financings disclosed under “Liquidity and Capital Resources—Recent Financing Activities” in this report and in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” in the Form 20-F.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 101,294 million (U.S. $7,419 million) at June 30, 2012.
(4)	Equity instruments held by the Mexican Government.

Source: PEMEX’s unaudited condensed consolidated interim financial statements, prepared in accordance with IFRS.

Information on the Company

Investment in Repsol

We hold investments in shares of Repsol YPF, S.A. (which we refer to as Repsol), as described under “Item 4—Information on the Company—PEMEX Corporate Matters—Investment in Repsol” and “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Instruments Entered Into for Trading Purposes” in the Form 20-F.

As described in Note 8 to our consolidated financial statements in the Form 20-F, we recorded the 57,204,240 Repsol shares acquired by P.M.I. Holdings, B.V. during 2011 as an “available-for-sale investment” and valued our investment in these shares, as of December 31, 2011, at approximately U.S. $1.765 billion. The market value of Repsol shares traded on the Bolsa de Madrid (Madrid Stock Exchange) has decreased approximately 40.1% since the end of 2011, from a closing price of €23.74 per share on December 30, 2011 to a closing price of €14.22 per share on August 23, 2012. Because these Repsol shares are recorded as available-for-sale, changes in their market value are recognized in the comprehensive result component of our equity and do not affect our results of operations. As of the date of this report, we are in the process of evaluating the impact the expropriation of Repsol’s YPF shares will have on our investment in Repsol.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the Six Months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, which we refer to as Mexican FRS) differ in certain significant respects from IFRS. The principal changes to our accounting policies and the effects on our unaudited condensed consolidated interim financial statements resulting from the adoption of IFRS are described in Notes 2 and 13 to our unaudited condensed consolidated interim financial statements and in “Item 5—Operating and Financial Review and Prospects—Recently Issued Accounting Standards” of the Form 20-F.

	Six months ended June 30,
	2011		2012(1)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps.	375,466	Ps.	416,600	U.S.$	30,513
Export		367,769		397,296		29,100
Services income		2,775		3,494		256

Total revenues		746,010		817,391		59,869
Costs of sales		355,726		395,450		28,964
General expenses		40,909		56,010		4,102
Other revenues—net(2)		77,931		117,059		8,574

Operating income		427,306		482,990		35,376
Comprehensive financing result—net(3)		9,269		(9,789)		(717)
Profit-sharing in non-consolidated subsidiaries, affiliates and others		283		26		2

Income before taxes and duties		436,858		473,227		34,661
Taxes and duties		419,277		465,264		34,078

Net income for the period	Ps.	17,581	Ps.	7,964	U.S.$	583

Other comprehensive income (loss)—net		(2,049)		(12,573)		(921)

Net comprehensive result for the period	Ps.	15,532	Ps.	(4,610)	U.S.$	(338)

Note: Numbers may not total due to rounding.

(1)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.6530 = U.S. $1.00 at June 30, 2012. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(2)	Includes the credit attributable to the IEPS tax in the first six months of 2011 and 2012, when the IEPS tax rate was negative.
(3)	Includes exchange rate gains in the amount of Ps. 12.3 billion in the first six months of 2011 and exchange rate gains in the amount of Ps. 16.8 billion in the first six months of 2012.

Source: PEMEX’s unaudited condensed consolidated interim financial statements, prepared in accordance with IFRS.

Net sales

Total revenues increased by 9.6% in the first six months of 2012, from Ps. 746.0 billion in the first six months of 2011 to
Ps. 817.4 billion in the first six months of 2012. The increase in total revenues resulted primarily from higher crude oil prices and the increase in the sales volume of petroleum products.

Domestic Sales

Domestic sales increased by 10.9% in the first six months of 2012, from Ps. 375.5 billion in the first six months of 2011 to
Ps. 416.6 billion in the first six months of 2012, primarily due to an increase in the sale price and greater volumes of domestic sales of gasoline, diesel, fuel oil and jet fuel.

Domestic sales of petroleum products increased by 16.0% in the first six months of 2012, from Ps. 322.6 billion in the first six months of 2011 to Ps. 374.2 billion in the first six months of 2012, primarily due to higher sales prices and greater volumes of sales of gasoline, fuel oil, diesel and jet fuel.

Domestic sales of dry natural gas decreased by 32.2% in the first six months of 2012, from Ps. 33.8 billion in the first six months of 2011 to Ps. 22.9 billion in the first six months of 2012, primarily due to lower natural gas prices of domestic sales.

Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 2.1%, from Ps. 19.1 billion in the first six months of 2011 to Ps. 19.5 billion in the first six months of 2012, primarily due to higher sales prices and greater volumes of petrochemical products such as propylene, toluene, vinyl chloride and polyethylene.

Export Sales

Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 8.0%, from Ps. 367.8 billion in the first six months of 2011 to Ps. 397.3 billion in the first six months of 2012, primarily due to higher crude oil prices.

Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI CIM), P.M.I. Trading, Ltd. (which, together with PMI CIM, we collectively refer to as the PMI Group) and Mex Gas International, Ltd (MGAS) and its subsidiaries, export sales by the subsidiary entities to the PMI Group and MGAS increased by 7.1%, from Ps. 329.9 billion in the first six months of 2011 to Ps. 353.3 billion in the first six months of 2012. In dollar terms, excluding the trading activities of the PMI Group and MGAS, total export sales decreased by 3.6%, from U.S. $27.7 billion in the first six months of 2011 to U.S. $26.7 billion in the first six months of 2012, due to the depreciation of the peso against the dollar.

Crude oil and condensate export sales accounted for 88.6% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2012, as compared to 88.1% in the first six months of 2011. Crude oil and condensate export sales increased in peso terms by 7.7%, from Ps. 290.7 billion in the first six months of 2011 to Ps. 313.1 billion in the first six months of 2012, primarily due to a 6.4% increase in the weighted average export price of the Mexican crude oil basket, from U.S. $99.24 per barrel in the first six months of 2011 to U.S. $105.60 in the first six months of 2012. The volume of crude oil exports decreased by 9.7%, from 1,355 thousand barrels per day in the first six months of 2011 to 1,224 thousand barrels per day in the first six months of 2012.

Export sales of petroleum products represented 10.8% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2012, as compared to 11.4% in the first six months of 2011. Export sales of petroleum products increased by 1.6%, from Ps. 37.5 billion in the first six months of 2011 to Ps. 38.1 billion in the first six months of 2012, primarily due to increases in the average export prices and the volume of petroleum product exports, such as export fuel oil and naphtha.

Export sales of natural gas represented 0.03% of total export sales (excluding the trading activities of MGAS) in the first six months of 2012 and the first six months of 2011, was not significative. Export sales of natural gas increased by 842.9%, from Ps. 10.5 million in the first six months of 2011 to Ps. 99.0 million in the first six months of 2012, due primarily to an increase in the volume of exports.

Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first six months of 2011 and 2012 (0.5% and 0.6%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 17.6% from Ps. 1.7 billion in the first six months of 2011 to Ps. 2.0 billion in the first six months of 2012, due to an increase in the volume of exports of certain petrochemical products, such as ammonia, butadiene and ethylene.

Services Income

Services income increased by 25.0% in the first six months of 2012, from Ps. 2.8 billion in the first six months of 2011 to Ps. 3.5 billion in the first six months of 2012, mainly as a result of an increase in the amount of freight services provided to third parties.

Costs of Sales

Costs of sales increased by 11.2%, from Ps. 355.7 billion in the first six months of 2011 to Ps. 395.4 billion in the first six months of 2012. This increase was primarily due to (i) an increase in the cost of products imported by PEMEX for resale in Mexico or for use in its operations because of higher prices, primarily gasoline, and fuel oil, (ii) an increase in the cost of materials and services payable to third parties; (iii) an increase in depreciation and amortization because of higher investments of fixed assets including wells; and (iv) greater expenditures for exploration and drilling costs.

Total General Expenses

Total general expenses increased by 36.9%, from Ps. 40.9 billion in the first six months of 2011 to Ps. 56.0 billion in the first six months of 2012. This increase was primarily due to the net cost of employee benefits as a result of salary increases, the financial impact of an additional year of seniority for all employees and changes to the assumptions of the actuarial calculation.

Other Revenues, Net

Other revenues, net, increased by Ps. 39.2 billion, or 50.3%, from net revenues of Ps. 77.9 billion in the first six months of 2011 to net revenues of Ps. 117.1 billion in the first six months of 2012, primarily due to a larger IEPS tax credit, which totaled Ps. 119.6 billion in the first six months of 2012 as compared to Ps. 80.9 billion in the first six months of 2011.

Comprehensive Financing Result

Comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense and foreign exchange gain or loss. A substantial portion of our indebtedness, 83.8% as of June 30, 2012, is denominated in U.S. dollars and other foreign currencies, so an appreciation of the Mexican peso against the U.S. dollar results in a foreign exchange profit.

Our income associated with comprehensive financing result decreased by Ps. 19.1 billion, from a gain of Ps. 9.3 billion in the first six months of 2011 to a loss of Ps. 9.8 billion in the first six months of 2012. The decrease was primarily due to a Ps. 23.6 billion increase in our net interest expense (including the expense associated with financial products) from the first six months of 2011 to the first six months of 2012, primarily as a result of greater losses on derivative financial instruments in the first six months of 2012 as compared to the first six months of 2011. This was offset by a Ps. 4.5 billion increase in our net foreign currency exchange gain, which amounted to Ps. 16.8 billion in the first six months of 2012, as contrasted with a net gain of Ps. 12.3 billion in the first six months of 2011, due to the greater appreciation of the Mexican peso against the Euro during the first six months of 2012 as compared to the first six months of 2011.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes paid increased by 11.0%, from Ps. 419.3 billion in the first six months of 2011 to Ps. 465.3 billion in the first six months of 2012, largely due to a 6.4% increase in the weighted average price of the Mexican crude oil basket, from U.S. $99.24 per barrel in the first six months of 2011 to U.S. $105.60 per barrel in the same period of 2012. Taxes and duties represented 56.9% of total revenues from sales and services in the first six months of 2012, as compared to 56.2% in the first six months of 2011, because PEMEX’s effective rate of taxes and duties increases as oil prices increase.

Net Income

In the first six months of 2012, we reported a net income of Ps. 8.0 billion (U.S. $0.6 billion) on Ps. 817.4 billion in total revenues, as compared to a net income of Ps. 17.6 billion (U.S. $1.3 billion) on Ps. 746.0 billion in total revenues in the first six months of 2011. This decrease in net income is primarily explained by the increase in our cost of sales as a result of higher petroleum product prices and volumes, as well as the decrease in comprehensive financing result due to greater losses on derivative financial instruments and an increase in our taxes and duties.

Liquidity and Capital Resources

Cash Flows from Operating, Financing and Investing Activities

During the first six months of 2012, net funds provided by operating activities, totaled Ps. 105.4 billion, as compared to Ps. 65.6 billion in the first six months of 2011. Net income before taxes and duties totaled Ps. 473.2 billion in the first six months of 2012, as compared to net income before taxes and duties of Ps. 436.9 billion in the first six months of 2011. Our net cash flows from financing activities were negative Ps. 11.6 billion in the first six months of 2012, as compared to negative Ps. 32.8 billion in the first six months of 2011. During the first six months of 2012, we applied net funds of Ps. 80.1 billion to net investments in fixed assets, as compared to our application of net funds of Ps. 61.4 billion to net investments in fixed assets in the first six months of 2011.

At June 30, 2012, our cash and cash equivalents totaled Ps. 125.8 billion, as compared to Ps. 114.4 billion at December 31, 2011.

Recent Financing Activities

During the period from June 16, 2012 to August 22, 2012, Petróleos Mexicanos participated in the following financings:

•

On June 26, 2012, Petróleos Mexicanos issued U.S. $1,750,000,000 of its 5.50% Bonds due 2044. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On July 6, 2012, Petróleos Mexicanos issued two series of notes in the amount of U.S. $400,000,000 each, which bear interest at a semi-annual fixed rate of 2.0% and 1.95%, respectively, and mature in December 2022. The notes are guaranteed by Export-Import Bank of the United States.

•	On July 18, 2012, Petróleos Mexicanos obtained a bilateral export credit agency loan for U.S. $300,000,000, which bears interest at a fixed rate of 1.5% annually and matures in July 2017.

•

On July 26, 2012, Petróleos Mexicanos issued U.S. $400,000,000 of notes maturing December 2022, which bear interest at a semi-annual fixed rate of 1.70%. The notes are guaranteed by Export-Import Bank of the United States.

•	In July 2012, P.M.I. Trading Ltd. obtained and repaid U.S. $40,000,000 from its revolving credit line.

•	Between June 12, 2012 and August 14, 2012, P.M.I. Holdings B.V. obtained U.S. $2,445,000,000 from its revolving credit line and repaid U.S. $1,675,000,000.

Indebtedness

During the first six months of 2012, our total debt decreased by 1.4%, from Ps. 783.2 billion at December 31, 2011 to Ps. 772.1 billion at June 30, 2012, primarily as a result of a 2.4% appreciation of the Mexican peso against the U.S. dollar, as well as from an 8.3% decrease in short-term debt.

At June 30, 2012 and as of the date of this report, we were not in default on any of our financing agreements.

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Six months ended June 30,
	2011		2012
Operating Highlights
Production
Crude oil (tbpd)		2,565		2,538
Natural gas (mmcfpd)		6,762		6,399
Petroleum products (tbpd)		1,385		1,432
Petrochemicals (mt)(1)		4,449		3,355

Average crude oil exports (tbpd)(2)
Olmeca		209		204
Isthmus		103		92
Maya(3)		1,043		928

Total		1,355		1,224

Value of crude oil exports
(value in millions of U.S. dollars)(2)	U.S.$	24,343	U.S.$	23,530

Average PEMEX crude oil export prices per barrel(4)
Olmeca	U.S.$	108.68	U.S.$	112.93
Isthmus		105.75		110.85
Maya		96.70		103.46
Weighted average price(5)		99.24		105.60

Monthly average West Texas Intermediate crude oil average price per barrel(6)	U.S.$	98.39	U.S.$	98.16

Notes:	Numbers may not total due to rounding.

tbpd = thousands of barrels per day

mmcfpd = millions of cubic feet per day

mt = thousands of tons

(1)	Excludes ethane and butane gases.
(2)	The volume and value of crude oil exports reflects customary adjustments by PMI to reflect the percentage of water in each shipment as of July 9, 2012.
(3)	Subject to adjustment to reflect the percentage of water in each shipment.
(4)	Average price during period indicated based on billed amounts.
(5)	On August 22, 2012, the weighted average price of PEMEX’s crude oil export mix was U.S. $104.37 per barrel.
(6)	On August 22, 2012, the West Texas Intermediate crude oil spot price was U.S. $97.04 per barrel.

Source: Petróleos Mexicanos and PMI.

Crude oil production decreased by 1.1% in the first six months of 2012, from 2,565 thousand barrels per day in the first quarter of 2011 to 2,538 thousand barrels per day in the first six months of 2012, primarily due to:

•	a fire at the Ku-S Processing Center, in the Ku-Maloob-Zaap business unit, which caused delays in production;

•

a decrease in production of heavy crude oil due to a natural decline in production of fields in the Cantarell business unit, as well as delays in the completion of wells in the same business unit, due to delays in the contracting of drilling equipment, as a result of longer tender processes and changes in current market conditions; and

•

a decrease in production of extra-light crude oil, primarily due to a natural decline in production at the Delta del Grijalva and Crudo Ligero Marino projects in the Southern region and Southwestern Marine region, respectively.

These decreases were partially offset by production increases in the Yaxché, Och-Uech-Kax, Chuc, Ogarrio Magallanes and ATG projects.

Natural gas production decreased by 5.4% in the first six months of 2012, from 6,762 million cubic feet per day in the first six months of 2011 to 6,399 million cubic feet per day in the first six months of 2012. This decrease was primarily the result of:

•

natural declines in production of associated gas at the Abkatún-Pol Chuc business unit in the Southwestern Marine region, at the Samaria Luna business unit in the Southern region and at the Cantarell business unit in the Northeastern Marine region; and

•	a decrease in non-associated gas production due to a planned reduction in drilling activities and the completion of wells in the Burgos and Veracruz business units of the Northern region.

These decreases were partially offset by an increase in associated gas production at the Litoral de Tabasco business unit in the Southwestern Marine region and at the ATG business unit in the Northern region.

Production of petroleum products increased by 3.4% in the first six months of 2012, from 1,385 thousand barrels per day in the first six months of 2011 to 1,432 barrels per day in the first six months of 2012. This increase was primarily due to an increase in crude oil processing since the new plants at the Minatitlán refinery came into operation. The largest increase recorded was for gasolines and diesel.

Petrochemicals production decreased by 24.6% in the first six months of 2012, from 4,449 thousand tons in the first six months of 2011 to 3,355 thousand tons in the first six months of 2012. This decrease was primarily due to a temporary shutdown in the aromatics chain as a result of the incorporation of a new continuous catalytic regeneration (CCR) platforming plant in the Cangrejera Petrochemical Complex, and was partially offset by the following:

•	an increase in production in the methane derivatives chain, primarily of ammonia; and

•	an increase in production in the ethane derivatives chain, mainly of ethylene and vinyl chloride.

Directors, Senior Management and Employees

Pursuant to the collective bargaining agreement entered into by Petróleos Mexicanos and the Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union of the Mexican Republic, or the Union) on July 27, 2011, Petróleos Mexicanos and the Union agreed to a 4.25% increase in wages and a 1.5% increase in other benefits on July 31, 2012, which became effective August 1, 2012.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED

JUNE 30, 2012 AND 2011

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED

JUNE 30, 2012 AND 2011

INDEX

Contents	Page
Unaudited condensed consolidated interim financial statements:
Unaudited condensed consolidated interim statements of financial position	F-1
Unaudited condensed consolidated interim statements of comprehensive income	F-2 through F-3
Unaudited condensed consolidated interim statements of changes in equity	F-4 through F-5
Unaudited condensed consolidated interim statements of cash flows	F-6
Notes to the unaudited condensed consolidated interim financial statements	F-7 through F-49

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION AS OF

JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011

(Figures stated in thousands of Mexican pesos (Note 2))

	June 30, 2012		December 31, 2011		January 1, 2011
Current assets:
Cash and cash equivalents (Note 4)	Ps.	125,766,938	Ps.	114,368,236	Ps.	131,182,925
Accounts, notes receivable and others—Net (Note 5)		141,799,911		154,658,669		120,887,383
Inventories—Net (Note 6)		47,618,271		45,099,083		39,267,871
Other current assets (Note 7)		23,003,553		40,181,974		19,571,251

Total current assets		338,188,673		354,307,962		310,909,430

Permanent investments in shares of non-consolidated subsidiaries, associates and others (Note 8)		13,801,874		15,646,163		13,520,253
Wells, pipelines, properties, plant and equipment—Net		1,599,597,663		1,591,067,734		1,525,326,667
Intangible assets—Net		18,117,792		18,770,722		14,922,189
Deferred taxes		644,584		142,851		611,048

Total assets	Ps.	1,970,350,586	Ps.	1,979,935,432	Ps.	1,865,289,587

Current liabilities:
Current portion of long-term debt (Note 9)	Ps.	101,293,373	Ps.	110,497,449	Ps.	89,554,617
Suppliers		52,451,813		53,313,171		43,474,439
Accounts payable and others		26,673,530		23,864,073		21,611,539
Taxes and duties payable		41,499,399		65,770,459		52,565,900

Total current liabilities		221,918,115		253,445,152		207,206,495

Long-term liabilities:
Long-term debt (Note 9)		670,796,259		672,657,167		574,790,468
Reserve for employee benefits		866,775,491		843,461,618		782,029,038
Reserve for sundry creditors and other		65,757,007		62,092,919		54,129,959
Deferred taxes		27,333,511		25,898,857		27,612,470

Total liabilities		1,852,580,383		1,857,555,713		1,645,768,430

Equity:
Certificates of Contribution “A”		49,604,835		49,604,835		49,604,835
Mexican Government contributions to Petróleos Mexicanos		178,730,591		178,730,591		178,730,591
Legal reserve		977,760		977,760		977,760
Donation surplus		3,418,328		3,418,328		3,418,328
Accumulated other comprehensive income (loss)		(30,683,365)		(18,110,216)		(232,378)
Accumulated (losses)		(92,241,579)		(12,977,979)		(12,977,979)
Net income (loss) for the period ended		7,963,633		(79,263,600)		—

Total equity		117,770,203		122,379,719		219,521,157

Total liabilities and equity	Ps.	1,970,350,586	Ps.	1,979,935,432	Ps.	1,865,289,587

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

	2012		2011
Net sales:
Domestic	Ps.	416,600,340	Ps.	375,466,475
Export		397,296,330		367,769,043
Services income		3,494,375		2,774,644

Total revenues		817,391,045		746,010,162
Cost of sales		395,449,960		355,726,402

Gross income		421,941,085		390,283,760
Total general expenses		56,010,066		40,908,956
Other revenues—Net		117,059,008		77,931,306

Operating income		482,990,027		427,306,110
Comprehensive financing result—Net		(9,789,023)		9,269,307
Profit-sharing in non-consolidated subsidiaries, associates and others		26,357		282,722

Income before taxes and duties		473,227,361		436,858,139
Taxes and duties		465,263,728		419,276,832

Net income for the period	Ps.	7,963,633	Ps.	17,581,307

Other comprehensive result:
Currency translation effect		(1,681,981)		(1,959,030)
Primary financial instruments (Note 7)		(10,891,168)		(89,977)

		(12,573,149)		(2,049,007)

Net comprehensive result	Ps.	(4,609,516)	Ps.	15,532,300

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

	2012		2011
Net sales:
Domestic	Ps.	213,042,102	Ps.	196,150,981
Export		191,204,409		195,618,041
Services income		1,819,060		1,541,022

Total revenues		406,065,571		393,310,044
Cost of sales		205,547,344		186,992,696

Gross income		200,518,227		206,317,348
Total general expenses		29,703,452		21,167,199
Other revenues—Net		64,468,338		50,612,245

Operating income		235,283,113		235,762,394
Comprehensive financing result—Net		(42,349,234)		165,167
Profit-sharing in non-consolidated subsidiaries, associates and others		(132,338)		(20,514)

Income before taxes and duties		192,801,541		235,907,047
Taxes and duties		218,719,053		219,863,402

Net (loss) income for the period	Ps.	(25,917,512)	Ps.	16,043,645

Other comprehensive result:
Currency translation effect		2,711,608		(825,390)
Primary financial instruments (Note 7)		(6,328,369)		172,883

		(3,616,761)		(652,507)

Net comprehensive result	Ps.	(29,534,273)	Ps.	15,391,138

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2012

(Figures stated in thousands of Mexican pesos (Note 2))

									Accumulated comprehensive income (loss)
	Certificates of Contribution “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Donation surplus		Primary financial instruments		Currency translation effect		Losses for employee benefits		Net income for the period		Accumulated losses		Total
Balances as of January 1, 2012 (unaudited)	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	3,418,328	Ps.	3,872,160	Ps.	4,048,892	Ps.	(26,031,268)	Ps.	—	Ps.	(92,241,579)	Ps.	122,379,719
Net income for the period		—		—		—		—		—		—		—		7,963,633		—		7,963,633
Other comprehensive result		—		—		—		—		(10,891,168)		(1,681,981)		—		—		—		(12,573,149)

Net comprehensive result		—		—		—		—		(10,891,168)		(1,681,981)		—		7,963,633		—		(4,609,516)

Balances as of June 30, 2012 (unaudited)	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	3,418,328	Ps.	(7,019,008)	Ps.	2,366,911	Ps.	(26,031,268)	Ps.	7,963,633	Ps.	(92,241,579)	Ps.	117,770,203

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2011

(Figures stated in thousands of Mexican pesos (Note 2))

									Accumulated comprehensive income (loss)
	Certificates of Contribution “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Donation surplus		Primary financial instruments		Currency translation effect		Net income for the period		Accumulated losses		Total
Balances as of January 1, 2011 (unaudited)	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	3,418,328	Ps.	(232,378)	Ps.	—	Ps.	—	Ps.	(12,977,979)	Ps.	219,521,157
Donation surplus		—		—		—		39,522		—		—		—		—		39,522
Net income for the period		—		—		—		—		—		—		17,581,307		—		17,581,307
Other comprehensive result		—		—		—		—		(89,977)		(1,959,030)		—		—		(2,049,007)

Net comprehensive result		—		—		—		—		(89,977)		(1,959,030)		17,581,307		—		15,532,300

Balances as of June 30, 2011 (unaudited)	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	3,457,850	Ps.	(322,355)	Ps.	(1,959,030)	Ps.	17,581,307	Ps.	(12,977,979)	Ps.	235,092,979

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

	2012		2011
Operating activities:
Income before taxes and duties	Ps.	473,227,361	Ps.	436,858,139
Depreciation and amortization		68,981,047		61,261,197
Impairment of properties, plant and equipment		444,376		4,036,367
Profit sharing in non-consolidated subsidiaries and associates		(26,357)		(282,722)
Disposal of fixed assets		3,417,622		1,746,383
Unsuccessful wells		7,727,544		3,771,016
Foreign exchange fluctuations		(22,028,024)		(20,093,413)
Interest expense		17,342,873		13,155,751

		549,086,442		500,452,718

Funds provided by (used in) operating activities:
Derivative financial instruments		(6,050,246)		(3,826,393)
Accounts and notes receivable		12,858,759		(32,475,945)
Inventories		(4,144,324)		(5,784,264)
Other assets		4,811,967		4,060,415
Suppliers		(861,279)		661,352
Accounts payable and accrued expenses		13,592,952		761,171
Taxes payable		(490,015,314)		(412,532,507)
Reserve for sundry creditors and others		1,386,328		(87,778)
Contributions and payments for employee benefits		23,313,889		14,270,683
Deferred income taxes		1,469,388		63,018

Net cash flows from operating activities		105,448,562		65,562,470

Investing activities:
Exploration costs		(1,354,231)		(784,238)
Acquisition of fixed assets		(80,130,660)		(61,401,432)

Net cash flows (used in) investing activities		(81,484,891)		(62,185,670)

Cash flows available for financing activities		23,963,671		3,376,800

Financing activities:
Proceeds from new debt		180,550,227		67,007,320
Debt payments, principal only		(175,283,560)		(87,119,779)
Interest paid		(16,816,745)		(12,717,648)

Net cash flows (used in) from financing activities		(11,550,078)		(32,830,107)

Net increase (decrease) in cash and cash equivalents		12,413,593		(29,453,307)
Effects of change in cash value		(1,014,891)		(4,002,589)
Cash and cash equivalents at the beginning of the period		114,368,236		131,182,925

Cash and cash equivalents at the end of the period	Ps.	125,766,938	Ps.	97,727,029

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States (“Mexico”) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities are decentralized public entities of the Federal Government of Mexico (the “Mexican Government”) and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities are regulated mainly by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the “Regulatory Law”), and the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), which establishes the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities, with Petróleos Mexicanos (Corporate) responsible for the central conduction and strategic direction of such activities.

The Petróleos Mexicanos Law, which was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities, as created by the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), which preceded the Petróleos Mexicanos Law, will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad, unless and until the Mexican Government issues a decree or decrees of reorganization based on a proposal by the Board.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

•	Pemex-Exploración y Producción (“Pemex-Exploration and Production”);

•	Pemex-Refinación (“Pemex-Refining”);

•	Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and

•	Pemex-Petroquímica (“Pemex-Petrochemicals”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities can be performed only by Petróleos Mexicanos and these Entities.

The principal objectives of the Subsidiary Entities are as follows:

I.	Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II.	Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III.	Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV.	Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets secondary petrochemicals.

For purposes of these condensed consolidated interim financial statements, any capitalized name or term that is not defined herein, will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the predecessor statute to the Organic Law of Petróleos Mexicanos, whereas the Subsidiary Companies are companies that have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed as private corporations.

PEMEX’s address and its principal place of business is:

Av. Marina Nacional No. 329

Col. Petróleos Mexicanos

México, D.F. 11311

México

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

NOTE 2—BASIS OF PREPARATION:

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standard Board (“IASB”). These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements, and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2011, which were prepared under Mexican Financial Reporting Standards (“Mexican FRS”). PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements, due to the seasonality of operations.

On August 23, 2012, these unaudited condensed consolidated interim financial statements and the notes thereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Controls and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

(b) Adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board

Until December 31, 2011, PEMEX’s condensed consolidated interim financial statements were prepared under Mexican FRS. Beginning January 1, 2012, the condensed consolidated interim financial statements are prepared under IFRS as issued by the IASB.

PEMEX established January 1, 2011 as the “transition date” to IFRS. The rules for first-time adopters of IFRS are established in IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”).

The statements of financial position as of December 31 and January 1, 2011, as well as the statements of comprehensive income, statements of changes in equity and statements of cash flows for the six-month period ended June 30, 2011, and the statements of comprehensive income for the three-month period ended June 30, 2011 are included solely for comparative purposes and were prepared in accordance with IFRS, using the same accounting policies and procedures used in the preparation of the condensed consolidated financial statements as of and for the six-month period ended June 30, 2012 and the statements of comprehensive income for the three-month period ended June 30, 2012.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

In order to determine its opening statement of financial position and comparative adoption statement of financial position as required by IFRS 1, PEMEX in accordance with IFRS 1, chose the following exemptions and exceptions:

(i) Optional Exemptions Under IFRS

Exemption to use fair value as deemed cost for well, pipelines, plant and equipment items

IFRS 1 provides the option to measure property, plant and equipment, as well as certain intangibles, at their fair value as of the date of transition to IFRS and use that fair value as the deemed cost of the relevant assets, or to use the updated book value previously reported under Mexican FRS, provided that such book value is broadly comparable to (a) fair value; or (b) cost or depreciated cost under IFRS, adjusted to recognize changes in inflation.

PEMEX has chosen to value certain of its plants, pipelines, offshore platforms and drilling equipment at fair value as of the transition date, and, in addition, to subject these fixed assets to impairment tests. For the remaining fixed assets, PEMEX has chosen to use their current values under Mexican FRS as their deemed cost. The net effect of the change in valuation of fixed assets is recognized against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

Exemption for borrowing costs

IFRS 1 allows entities to apply the transitional guidelines included in revised IAS 23 “Borrowing Costs”, which provides that the standard is effective as of January 1, 2009 or the transition date to IFRS, whichever is later, unless the entity elects retrospective application.

PEMEX chose to apply this exception and begin to capitalize all financing costs prospectively from the transition date.

Exemption for accumulated currency translation effects

IFRS 1 permits the cancellation of accumulated gains and losses arising from the translation of foreign currency amounts in the consolidation of the financial statements related to foreign operations and investments accounted for by the equity method under Mexican FRS. This exception allows entities to avoid calculating the accumulated foreign currency translation effect in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates”, as of the date on which the subsidiary or investment accounted for by the equity method was created or acquired. Instead, PEMEX has chosen to cancel the accumulated gains and losses from foreign currency translation effect against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

Exemption for determining cost in the measurement of investment in subsidiaries and associates in the preparation of separate financial statements

When an entity prepares separate financial statements, IAS 27 “Consolidated and Separate Financial Statements” (“IAS 27”) requires accounting for investments in subsidiaries, jointly controlled entities and associates at cost or fair value according to IFRS 9

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

“Financial Instruments”. IFRS 1 allows investments to be measured by one of the following methods: a) the cost determined in accordance with IAS 27, or b) the deemed cost. The deemed cost of the investment will be: i) the fair value determined according to IFRS 9, or ii) the carrying amount under previous GAAP, at the transition date.

In accordance with IAS 27, PEMEX chose to use the carrying amount under Mexican FRS as the transition date as the deemed cost of its investments in the preparation of separate financial statements.

(ii) Mandatory exceptions under IFRS 1

Exception for accounting estimates

Estimates prepared under IFRS as of the transition date should coincide with those previously prepared under the entity’s former accounting principles basis, unless there is objective evidence that the previous estimates contained factual errors as of their dates. PEMEX has reviewed its estimates under Mexican FRS as of the transition date and has made no changes to the previously determined estimates.

(iii) Other policy changes

Early adoption of IAS 19 (revised) “Employee Benefits” (“IAS 19”)

PEMEX chose the early adoption of IAS 19, which eliminates the use of the “corridor method” to recognize actuarial gains and losses. As a result, such items are now recognized in other comprehensive income (loss) in the period in which they are incurred. Items that may be recognized in the statement of comprehensive income are limited to past and present service costs, gains or losses arising from plan curtailments or settlements and interest income or expense. All other gains or losses in (liabilities) assets for termination or retirement benefits are recognized in other comprehensive income (loss), with no further impact on the results of operations.

As a result, PEMEX has recognized all unamortized actuarial gains or losses and plan modifications reported under Mexican FRS against the initial balance of (accumulated losses) retained earnings under IFRS.

Additionally, accruals for termination benefits are only recognized when an entity has incurred a legal obligation to pay such benefits to the employee. For this reason, as of the transition date, PEMEX has cancelled the component of termination benefits against the initial balance of (accumulated losses) retained earnings under IFRS.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

(c) Basis of measurement

These condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost basis. The principal items measured at fair value are derivative financial instruments and certain assets at the transition date, including pipelines, properties, plant and equipment; those measured at amortized cost are mainly debt and those measured at present value are mainly the provision for employee benefits.

Regarding equity and other equity’s items, PEMEX recognized the effects of inflation in the preparation of its consolidated financial statements until December 31, 1997, the last year in which the economy was deemed as hyperinflationary in accordance with IAS 29 “Financial Reporting in Hyperinflationary Economies” under IFRS.

(d) Functional and presentation currency

These condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and presentation currency. All financial information has been rounded to the nearest thousand unless otherwise indicated.

References in these condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom, “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation, “Canadian dollars” or “CAD” refers to the legal currency of Canada and “Australian dollars” or “AUD” refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

(e) Use of estimates

The preparation of the condensed consolidated interim financial statements requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period. The important items subject to such estimates and assumptions include the carrying value of wells, pipelines, properties, plant and equipment, the valuation allowance for doubtful accounts, inventories, impairment, works in progress, deferred tax assets and liabilities, the valuation of financial instruments and liabilities related to employee benefits.

Actual results could differ from those estimates and assumptions.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements and in preparing the opening statements of financial position under IFRS as of January 1, 2011. The final determination of PEMEX’s accounting policies under IFRS, or any modification made to the policies set forth below after the date of this report, may affect the opening statement of financial position under IFRS.

(a) Basis of consolidation

The condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including special purpose entities.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by Petróleos Mexicanos. Control exists when Petróleos Mexicanos has the power to govern the financial and operating policies of an entity in order to obtain benefits from its activities. The Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

The financial statements of the Subsidiary Entities and Subsidiary Companies have been made based on the same period of PEMEX’s financial statements applying the same accounting policies.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (PMI CIM); P.M.I. Trading, Ltd. (PMI Trading); P.M.I. Holdings North America, Inc. (PMI HNA); P.M.I. Holdings Petróleos España, S.L. (HPE); P.M.I. Holdings, B.V. (PMI HBV); P.M.I. Norteamérica, S.A. de C.V. (PMI NASA); Kot Insurance Company, AG (KOT); Integrated Trade Systems, Inc. (ITS); P.M.I. Marine, Ltd. (PMI Mar); P.M.I. Services, B.V. (PMI-SHO); Pemex Internacional España, S.A. (PMI-SES); Pemex Services Europe, Ltd. (PMI-SUK); P.M.I. Services North America, Inc. (PMI-SUS); Mex Gas International, Ltd. (MGAS); Pemex Finance, Ltd.; Pemex Project Funding Master Trust (the Master Trust)(i); and Fideicomiso Irrevocable de Administración No. F/163 (Fideicomiso F/163)(i).

(i)	The Assumption and Termination Agreement for the Fideicomiso F/163 was executed on August 16, 2011. The Assumption and Termination Agreement of the Master Trust became effective on December 20, 2011, and the State of Delaware issued the cancellation certificate on the same day. These trusts are no longer included in these unaudited condensed consolidated interim financial statements of PEMEX as of December 31, 2011 and as of and for the six-month and three-month periods ended June 30, 2012.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Investments in associates and joint ventures

Investments in associates are those in which Pemex has significant influence but not the power to control financial and operational decisions.

It is assumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. The investment cost includes transaction costs.

The condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX’s share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX’s investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

Eliminated transactions in consolidation

All significant intercompany balances and transactions have been eliminated in the consolidation.

Unrealized gains arising from transactions with entities whose investment is accounted using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Permanent investments in shares of non-consolidated subsidiaries, affiliates and others

Investments in shares where PEMEX does not have control, joint control or significant influence are carried at fair value, unless there is not a quoted price in an active market and the fair value cannot be measured reliably, in which case they are carried at cost. The dividends of these companies are recognized as revenue when they are declared.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Non-controlling interests

The interests of third-parties who do not have a controlling interest in the equity or comprehensive results of Subsidiaries of PEMEX, are presented in the consolidated statements of changes in equity as “non-controlling interests” and as net income and comprehensive income for the period, attributable to non-controlling interests in the consolidated statement of comprehensive income.

(b) Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, demand deposits, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX’s short-term commitments.

With respect to the statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Restricted cash is not considered part of this line item and is presented in non-current assets.

(c) Foreign currency

Transactions in foreign currency

Transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The exchange differences arising in relation to assets or liabilities in foreign currencies are recognized in income or expense, net in the consolidated statement of comprehensive income.

Translation of foreign currency

A foreign currency transaction shall be translated into a different presentation currency using the following procedures: a) assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the date of that statement of financial position; b) income and expenses for each statement of comprehensive income or separate income statement presented shall be translated at exchange rates at the date of the transaction; and c) all resulting exchange differences shall be recognized in other comprehensive income.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss.

The results and financial position of an entity whose functional currency is not the currency of a hyperinflationary economy have the same treatment as is mentioned in the paragraphs above.

(d) Financial instruments

Financial instruments are classified as: i) financial instruments measured at fair value through profit or loss, ii) financial instruments held to maturity, iii) financial assets available for sale, iv) loans and receivables held to maturity, or v) derivative financial instruments, as applicable. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX’s financial instruments include cash and short-term deposits, accounts receivable, other receivables, loans, accounts payable to suppliers, accounts payable, borrowings and debts, as well as the derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX’s documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial instruments measured at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Held-to-maturity financial instruments

If PEMEX has the positive intent and ability to hold financial instruments to maturity, then such financial instruments are classified as held-to-maturity. Held-to-maturity financial instruments are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent PEMEX from classifying investment securities as held-to-maturity for the current and the following two financial years.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any of the previous categories. PEMEX’s investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, they are measured at fair value and changes therein, other impairment losses and foreign currency differences on available-for-sale instruments, are recognized in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate (“EIR”) method.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR.

Amortization of costs is included under the heading of financial costs in the statement of comprehensive income.

Derivative financial instruments and hedging

Derivative financial instruments (DFI’s) presented in the statement of financial position are carried at fair value. In the case of derivatives held for trading, changes in fair value are recorded in profit or loss; in the case of derivatives formally designated as and that qualify as DFI’s for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives found in its contracts, including, among others, procurement contracts, construction contracts and other commitments made by PEMEX. Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a derivative financial instrument. In some cases, these embedded derivatives must be segregated from the underlying contracts and valued, recognized, presented and disclosed as derivative financial instruments, such as when the economics risks and terms of the embedded derivative are not clearly and closely related to the host contract.

PEMEX has determined that it has no embedded derivatives.

At the date of these unaudited condensed consolidated interim financial statements, there were no embedded derivatives that were required to be segregated and recorded pursuant to these criteria.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(e) Inventories and cost of sales

PEMEX’s inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, using the average cost formula. PEMEX includes fixed and indirect costs of production in the calculation of production cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost of sales represents the cost of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

(f) Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses. The cost of certain pipelines, properties, plant and equipment at January 1, 2011, the date of transition to IFRS, was determined by reference to its fair value at that date.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering, the criteria mentioned in IFRS 6 “Exploration for and Evaluation of Mineral Resources”, in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable. Otherwise, the costs of drilling the exploratory well are charged to exploration expense. Other expenditures on exploration are charged to exploration expense, as incurred.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after January 1, 2011.

The cost of financing projects that require large investments or financing incurred for specific projects, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the statement of comprehensive income in the period they incurred.

The cost of self-constructed assets includes interest on financing, the cost of materials and direct labor as well as any other costs directly attributable to the commissioning. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, plant and equipment during the stage prior to commissioning, are stated at cost as construction in progress. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, plants and equipment and depreciation or amortization begins.

The costs of major maintenance, general repairs or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day servicing of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells is determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The capitalized value of leases is included in the item of wells, pipelines, properties and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives.

(g) Crude oil and natural gas reserves

Under the Political Constitution of the United Mexican States and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract these reserves and to sell the resulting production, but the reserves are not registered for accounting purposes since they are not owned by PEMEX. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended (“Rule 4-10(a)”), and where necessary, in accordance with the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

(h) Impairment of non-financial assets

If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income to recognize the asset at its recoverable amount.

The recoverable amount is defined as the higher of the fair value minus the cost of sales and the use value.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

(i) Intangible assets

Intangible assets acquired separately are valued at the time the initial cost of acquisition is recognized. After the initial recognition, intangible assets are valued by their acquisition cost, less (i) accumulated amortization, measured using the straight-line method during the estimated useful life of the intangible asset, and (ii) accumulated impairment.

Rights-of-way and easements are amortized over the contract period or over the remaining life of the fixed asset or property to which they pertain.

(j) Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Financial leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease, otherwise are capitalized and treated under the paragraph above.

(k) Accruals

PEMEX recognizes accruals where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of assets is probable and the amount is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cost is probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the particulars of each case. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation is identified for which PEMEX has the information necessary to determine a reasonable estimated cost.

Retirement of assets

Obligations associated with the future retirement of assets, including those related to the retirement of properties, plant, equipment and their components but excluding those related to the retirement of wells, are recognized at the date the retirement obligation is incurred, based on the discounted cash flow method of accounting. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the amount.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indeterminate useful life, as a result of maintenance and repairs, and PEMEX lacks of sufficient information to reasonably determine the date on which they will be decommissioned.

(l) Employee benefits

PEMEX has established employee non-contributory defined benefit retirement plans under which PEMEX pays contributions into a separate trust. Obligations for contributions are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees, using the projected unit credit method. All actuarial gains and losses are recognized in other comprehensive income when they are determined.

The past service cost is recognized as an expense in the period in which it is determined.

Assets and liabilities in respect of defined benefit pension plans are calculated by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods; those benefits are discounted to determine their present value, and the fair value of the defined benefit is deducted. The value of the asset is limited to the present value of economic benefit available in the form of any future refunds from the plan or reductions in future contributions to the plans.

Termination benefits are recognized in the statement of comprehensive income as they are incurred.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

(m) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production and revenues from oil, gas and refined products.

The special tax laws to which PEMEX is subject are as follows:

•	Derecho ordinario sobre hidrocarburos (Ordinary Hydrocarbons Duty, or “DOSH”)

•	Derecho sobre hidrocarburos para el fondo de estabilización (Hydrocarbons Duty for the Stabilization Fund)

•	Derecho extraordinario sobre la exportación de crudo (Extraordinary Duty on Crude Oil Exports)

•	Derecho para la investigación científica y tecnológica en materia de energía (Duty for Scientific and Technological Research on Energy)

•	Derecho para la fiscalización petrolera (Duty for Oil Monitoring)

•	Derecho único sobre hidrocarburos (Sole Hydrocarbons Duty)

•	Derecho sobre extracción de hidrocarburos (Extraction of Hydrocarbons Duty)

•	Derecho especial sobre hidrocarburos (Special Hydrocarbons Duty)

•	Derecho adicional sobre hidrocarburos (Additional Hydrocarbons Duty)

•	Derecho para regular la exploración y explotación de hidrocarburos (Tax to regulate the exploration and exploitation of hydrocarbons or “Hydrocarbons Exploration Tax”)

•	Impuesto a los rendimientos petroleros (Hydrocarbon Income Tax or “IRP”)

Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”).

Special Tax on Production and Services (“IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the Hydrocarbon Income Tax and Income Tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of the consolidated financial statements.

(n) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(o) Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

Revenue for services rendered is recognized when PEMEX has a right to collect payment for such services.

(p) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by PEMEX’s management in order to allocate resources and assess the profitability of the segments.

(q) Accounting changes

As part of the adoption of IFRS, PEMEX continues to carry out a detailed review of the calculations for determining adjustments that allow initial adoption of IFRS. The primary results of this analysis were adjustments to the value of fixed assets in accordance with IFRS 1, which affected PEMEX’s accumulated earnings in its initial statement of financial position under IFRS.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

The accounting effects resulting from these calculations were recognized in the reconciliation for the initial year of 2011 as follows:

	Previously reported amounts as of January 1, 2011		Accounting changes		Adjusted amounts as of January 1, 2011
Inventories	Ps.	36,786,565	Ps.	2,481,306	Ps.	39,267,871
Other current assets		19,037,381		533,870		19,571,251
Wells, pipelines, properties, plant and equipment		1,573,271,615		(47,944,948)		1,525,326,667
Intangible assets and deferred taxes—Net		7,146,144		8,387,092		15,533,237
Accounts payable and others		21,576,453		35,086		21,611,539
Non-current liabilities		1,439,400,424		(838,491)		1,438,561,935
Accumulated other comprehensive income (loss)		(232,400)		(5,978)		(238,378)
Accumulated (losses) earnings		22,723,157		(35,701,136)		(12,977,979)

NOTE 4—CASH AND CASH EQUIVALENTS

	As of
	June 30,		December 31,		January 1,
	2012		2011		2011
Cash on hand and in banks	Ps.	94,340,028	Ps.	97,343,403	Ps.	110,462,006
Demand deposits		31,426,910		17,024,833		20,720,919

	Ps.	125,766,938	Ps.	114,368,236	Ps.	131,182,925

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

NOTE 5—ACCOUNTS, NOTES RECEIVABLE AND OTHERS

	As of
	June 30,		December 31,		January 1,
	2012		2011		2011
Export customers	Ps.	35,371,052	Ps.	61,402,275	Ps.	39,398,026
Domestic customers		59,029,240		47,132,036		33,855,752
Negative IEPS Tax pending to be credited		18,485,813		19,665,432		6,031,103
Tax credits		13,639,945		9,321,409		16,585,577
Sundry debtors		5,049,125		7,951,295		10,573,269
Employees and officers		4,633,439		4,623,555		4,525,102
Insurance claims		2,843,482		2,627,112		8,037,264
Advances to suppliers		2,650,557		1,830,758		1,628,580
Other account receivables		97,258		104,797		252,710

	Ps.	141,799,911	Ps.	154,658,669	Ps.	120,887,383

NOTE 6—INVENTORIES

	As of
	June 30,		December 31,		January 1,
	2012		2011		2011
Crude oil, refined products, derivatives and petrochemical products	Ps.	42,118,600	Ps.	39,303,934	Ps.	34,435,817
Materials and supplies in stock		5,335,510		5,526,281		4,611,575
Materials and products in transit		164,161		268,868		220,479

	Ps.	47,618,271	Ps.	45,099,083	Ps.	39,267,871

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

NOTE 7—AVAILABLE-FOR-SALE INVESTMENTS

In 2011, PMI HBV acquired 57,204,240 shares of Repsol YPF, S.A. (“Repsol”) at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol’s share capital. In addition to its direct legal and beneficial ownership of these shares, since 2008, PEMEX has entered into and renewed equity swaps with financial institutions pursuant to which PEMEX has obtained the economic and voting rights to an additional 58,679,799 Repsol shares, or approximately 4.80% of Repsol’s share capital. PEMEX’s direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, increased PEMEX’s overall voting and economic rights in Repsol to 9.49%. In addition, PEMEX holds one Repsol share through PMI-SES.

As of June 30, 2012 and December 31, 2011, the investment in 57,204,240 shares of Repsol was valued at Ps. 12,266,899 and Ps. 24,655,980 respectively. The change in fair value of the investment was recorded in other comprehensive results in the statement of changes in equity at Ps. (10, 891,168) and Ps. 3,872,160 for the six months ended June 30, 2012 and the year ended December 31, 2011, respectively.

NOTE 8—PERMANENT INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, ASSOCIATES AND OTHERS

		Carrying value as of
	Percentage of	June 30,		December 31,		January 1,
	Investment	2012		2011		2011
Deer Park Refining Limited	50%	Ps.	6,165,311	Ps.	6,576,415	Ps.	6,749,297
Gasoductos de Chihuahua, S. de R.L. de C.V.	50%		3,361,742		3,252,693		2,585,866
Others—Net	Various		4,274,821		5,817,055		4,185,090

		Ps.	13,801,874	Ps.	15,646,163	Ps.	13,520,253

NOTE 9—DEBT

During the period from January 1 to June 30, 2012, PEMEX participated in the following financing activities:

•	As of June 30, 2012, Petróleos Mexicanos had U.S. $3,250,000 in available lines of credit in order to ensure liquidity.

•	From January 1, 2012 to June 30, 2012, PMI HBV obtained U.S. $8,117,000 and paid U.S. $7,747,000 under a U.S. $1,000,000 revolving line of credit.

•

On January 24, 2012, Petróleos Mexicanos issued U.S. $2,100,000 of its 4.875% Notes due 2022 under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

•	On February 14, 2012, PMI NASA obtained four direct loans for a total amount of U.S. $151,945 at a 3.50% fixed rate, which mature in December, 2021.

•	On March 12, 2012, PMI NASA obtained a direct loan for U.S. $37,997 at a 3.8% fixed rate, which matures on January 27, 2022.

•	On March 28, 2012, PMI Trading obtained a loan for U.S. $125,000 at a 1.8635% fixed rate, which was repaid on April 12, 2012.

•	On March 29, 2012, PMI Trading obtained a loan for Ps. 1,300,000 at a 5.264% fixed rate, which was repaid on April 12, 2012.

•

On April 10, 2012, Petróleos Mexicanos issued CHF 300,000 of 2.50% Notes due 2019. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On April 26, 2012, Petróleos Mexicanos issued AUD 150,000 of 6.125% Notes due 2017. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	In May 2012, PMI Trading obtained and repaid Ps. 5,567,000 from its revolving credit line.

•

On June 26, 2012, Petróleos Mexicanos issued U.S. $1,750,000 of its 5.50% Bonds due 2044. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

NOTE 10—SEGMENT FINANCIAL INFORMATION

As of / for the period ended June 30, 2012:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Sales:
Trade	Ps.	—	Ps.	345,635,187	Ps.	56,051,441	Ps.	14,913,712	Ps.	397,296,330	Ps.	—	Ps.	813,896,670
Intersegment		692,177,213		33,788,808		34,029,846		3,586,542		240,469,993		(1,004,052,402)		—
Services income		—		2,036,109		532,169		—		1,502,682		(576,585)		3,494,375
Cost of sales		139,344,462		524,956,298		84,506,235		14,893,479		609,199,182		(977,449,696)		395,449,960

Gross income (loss)		552,832,751		(143,496,194)		6,107,221		3,606,775		30,069,823		(27,179,291)		421,941,085
Total general expenses		20,148,558		28,918,460		6,700,021		6,479,971		21,277,808		(27,514,752)		56,010,066
Other revenues—Net		134,070		116,784,214		53,030		90,590		233,975		(236,871)		117,059,008

Operating income (loss)		532,818,263		(55,630,440)		(539,770)		(2,782,606)		9,025,990		98,590		482,990,027
Comprehensive financing result:		(2,195,107)		(7,421,760)		1,529,284		(389,780)		(1,220,226)		(91,434)		(9,789,023)
Interest (paid)		(22,314,514)		(9,078,950)		(844,401)		(405,400)		(47,410,265)		42,960,283		(37,093,247)
Interest received		6,943,556		492,957		2,171,786		9,490		43,964,688		(43,051,717)		10,530,760
Exchange gain (loss)		13,175,851		1,164,233		201,899		6,130		2,225,351		—		16,773,464
Profit (loss) sharing in non-consolidated subsidiaries, associates and others		96,443		—		167,473		—		5,779,803		(6,017,362)		26,357
Tax and duties		464,347,511		—		(217,086)		7,814		1,125,489		—		465,263,728

Net income (loss)		66,372,088		(63,052,200)		1,374,073		(3,180,200)		12,460,078		(6,010,206)		7,963,633
Other comprehensive result		—		—		—		—		(12,573,149)		—		(12,573,149)
Comprehensive income (loss)		66,372,088		(63,052,200)		1,374,073		(3,180,200)		(113,071)		(6,010,206)		(4,609,516)
Current assets		879,424,716		396,554,631		100,388,306		89,225,177		1,052,927,362		(2,180,331,519)		338,188,673
Permanent investment in shares of non-consolidated subsidiaries, associates and others		889,536		157,094		2,026,405		—		308,514,125		(297,785,286)		13,801,874
Wells, pipelines, properties, plant and equipment		1,218,186,798		221,418,760		109,506,518		40,754,445		9,731,142		—		1,599,597,663
Total assets		2,110,799,832		619,474,547		214,286,540		130,773,070		2,019,639,514		(3,124,622,917)		1,970,350,586
Current liabilities		402,072,255		536,417,272		24,447,750		24,527,151		1,404,392,619		(2,169,938,932)		221,918,115
Long-term debt		621,706,477		30,242,357		1,432,750		221,685		656,538,246		(639,345,256)		670,796,259
Reserve for employee benefits		281,320,420		286,039,852		63,890,063		83,209,485		152,315,671		—		866,775,491
Total liabilities		1,365,661,387		862,517,588		114,932,057		108,336,843		2,227,981,560		(2,826,849,052)		1,852,580,383
Equity		745,138,445		(243,043,041)		99,354,483		22,436,227		(208,342,046)		(297,773,865)		117,770,203
Depreciation and amortization		58,206,486		4,960,082		3,958,560		1,500,404		355,515		—		68,981,047
Net cost for the period of employee benefits		14,663,455		14,722,233		3,385,731		4,308,424		8,561,328		—		45,641,171
Acquisitions of fixed assets		76,123,341		7,907,985		1,500,267		993,100		1,401,474		—		87,926,167

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

As of / for the period ended June 30, 2011:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Sales:
Trade	Ps.	—	Ps.	296,654,784	Ps.	63,610,349	Ps.	15,201,342	Ps.	367,769,043	Ps.	—	Ps.	743,235,518
Intersegment		601,607,500		38,357,426		38,813,505		7,639,928		216,520,923		(902,939,282)		—
Services income		—		1,722,764		—		—		1,513,795		(461,915)		2,774,644
Cost of sales		118,313,929		438,127,977		99,076,997		22,825,015		557,518,338		(880,135,854)		355,726,402

Gross income (loss)		483,293,571		(101,393,003)		3,346,857		16,255		28,285,423		(23,265,343)		390,283,760
Total general expenses		14,191,196		21,531,213		5,313,286		4,902,536		18,306,400		(23,335,675)		40,908,956
Other revenues—Net		(3,495,325)		80,023,905		836,990		246,621		287,821		31,294		77,931,306

Operating income (loss)		465,607,050		(42,900,311)		(1,129,439)		(4,639,660)		10,266,844		101,626		427,306,110
Comprehensive financing result:		4,317,317		(7,461,602)		2,175,647		(405,616)		10,734,854		(91,293)		9,269,307
Interest (paid)		(21,562,714)		(9,151,402)		(4,078,265)		(422,578)		(45,410,981)		59,259,357		(21,366,583)
Interest received		17,339,570		234,653		6,067,432		8,514		52,845,070		(59,350,650)		17,144,589
Exchange gain (loss)		8,540,461		1,455,147		186,480		8,448		3,300,765		—		13,491,301
Profit (loss) sharing in non-consolidated subsidiaries, associates and others		1,049		—		—		—		6,279,405		(5,997,732)		282,722
Tax and duties		412,559,067		—		1,285,935		6,122		5,425,708		—		419,276,832

Net income (loss)		57,366,349		(50,361,913)		(239,727)		(5,051,398)		21,855,395		(5,987,399)		17,581,307
Other comprehensive result		—		—		—		—		(2,049,007)		—		(2,049,007)
Comprehensive income (loss)		57,366,349		(50,361,913)		(239,727)		(5,051,398)		19,806,388		(5,987,399)		15,532,300
Depreciation and amortization		51,760,539		4,449,562		3,730,149		1,009,963		310,984		—		61,261,197
Net cost for the period of employee benefits		13,511,869		12,814,940		3,109,140		3,642,961		7,322,487		—		40,401,397
Acquisitions of fixed assets		58,506,237		7,634,369		831,039		785,500		108,899		—		67,866,044

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

As of /for the period ended December 31, 2011:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Sales:
Trade	Ps.	—	Ps.	621,678,105	Ps.	128,665,354	Ps.	28,854,514	Ps.	772,965,363	Ps.	—	Ps.	1,552,163,336
Intersegment		1,270,839,927		75,154,806		77,479,563		14,583,501		469,407,874		(1,907,465,671)		—
Services income		—		3,619,441		1,082,588		—		2,997,188		(1,433,631)		6,265,586
Cost of sales		279,007,621		935,632,210		202,086,531		44,819,522		1,189,788,026		(1,863,415,340)		787,918,570

Gross income (loss)		991,832,306		(235,179,858)		5,140,974		(1,381,507)		55,582,399		(45,483,962)		770,510,352
Total general expenses		26,612,112		42,502,008		10,335,142		9,059,477		39,278,023		(46,156,785)		81,629,977
Other revenues—Net		22,959,271		173,375,469		330,873		6,592,870		(1,815,189)		(522,144)		200,921,150

Operating income (loss)		988,179,465		(104,306,397)		(4,863,295)		(3,848,114)		14,489,187		150,679		889,801,525
Comprehensive financing result:		(72,216,952)		(22,848,216)		3,071,343		(755,810)		411,287		(142,045)		(92,480,393)
Interest (paid)		(42,188,969)		(16,635,802)		(5,367,648)		(756,538)		(85,925,550)		88,247,880		(62,626,627)
Interest received		18,121,683		395,051		8,665,856		16,533		90,981,026		(88,389,925)		29,790,224
Exchange gain (loss)		(48,149,666)		(6,607,465)		(226,865)		(15,805)		(4,644,189)		—		(59,643,990)
Profit (loss) sharing in non-consolidated subsidiaries, associates and others		39,873		—		(341,562)		—		(92,059,501)		91,564,792		(796,398)
Tax and duties		871,471,372		—		282,399		10,532		4,024,031		—		875,788,334

Net income (loss)		44,531,014		(127,154,613)		(2,415,913)		(4,614,456)		(81,183,058)		91,573,426		(79,263,600)
Other comprehensive result		—		—		—		—		(17,877,838)		—		(17,877,838)
Comprehensive income (loss)		44,531,014		(127,154,613)		(2,415,913)		(4,614,456)		(99,060,896)		91,573,426		(97,141,438)
Current assets		820,495,105		386,170,862		101,127,162		89,543,114		1,025,227,243		(2,068,255,524)		354,307,962
Permanent investments in shares of non-consolidated subsidiaries, associates and others		793,092		157,094		3,466,391		—		317,377,988		(306,148,402)		15,646,163
Wells, pipelines, properties, plant and equipment		1,208,621,787		219,176,143		112,104,705		41,264,703		9,900,396		—		1,591,067,734
Total assets		2,042,377,083		606,644,191		218,996,654		131,686,440		2,001,154,627		(3,020,923,563)		1,979,935,432
Current liabilities		414,738,364		467,072,805		32,245,722		24,776,254		1,375,772,617		(2,061,160,610)		253,445,152
Long-term debt		620,556,799		33,166,720		1,711,125		255,062		659,895,546		(642,928,085)		672,657,167
Reserve for employee benefits		272,745,883		278,413,001		61,292,344		80,695,724		150,314,666		—		843,461,618
Total liabilities		1,363,611,402		786,635,034		120,965,840		106,070,014		2,195,052,818		(2,714,779,395)		1,857,555,713
Equity		678,765,681		(179,990,843)		98,030,814		25,616,426		(193,898,191)		(306,144,168)		122,379,719
Depreciation and amortization		107,800,367		9,015,060		6,692,137		2,026,575		624,298		—		126,158,437
Net cost for the period of employee benefits		23,537,795		22,543,967		5,197,063		6,346,549		10,930,633		—		68,556,007
Acquisitions of fixed assets		160,797,400		26,919,000		3,519,900		2,563,200		819,300		—		194,618,800

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

As of January 1, 2011:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Current assets	Ps.	739,822,774	Ps.	371,951,541	Ps.	99,738,697	Ps.	89,681,743	Ps.	913,283,766	Ps.	(1,903,569,091)	Ps.	310,909,430
Permanent investment in shares of non-consolidated subsidiaries, associates and others		753,219		157,094		1,983,237		—		395,704,399		(385,077,696)		13,520,253
Wells, pipelines, properties, plant and equipment		1,162,815,841		202,312,826		115,929,372		34,408,032		9,860,596		—		1,525,326,667
Total assets		1,915,612,937		575,503,347		218,095,332		125,248,835		1,875,682,024		(2,844,852,888)		1,865,289,587
Current liabilities		433,338,544		323,872,240		29,914,167		17,323,008		1,294,463,251		(1,891,704,715)		207,206,495
Long-term debt		532,529,418		30,896,536		2,855,608		318,043		561,413,631		(553,222,768)		574,790,468
Reserve for employee benefits		263,822,113		253,192,506		59,267,028		70,272,174		135,475,217		—		782,029,038
Total liabilities		1,285,040,064		615,223,704		118,336,498		88,213,142		1,998,726,731		(2,459,771,709)		1,645,768,430
Equity		630,572,873		(39,720,357)		99,758,834		37,035,693		(123,044,707)		(385,081,179)		219,521,157

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

NOTE 11—CONTINGENCIES

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of June 30, 2012, PEMEX had accrued a reserve of Ps. 9,510,573, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA, without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. On January 11, 2012, the ICA notified the parties of the final award, pursuant to which Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,056. After the amounts were offset, the amount to be paid to CONPROCA is U.S. $282,121 plus financial expenses and taxes. On February 10, 2012, CONPROCA filed a request to clarify the final amount of the award, which was denied and notified to the parties on April 30, 2012. On December 14, 2011, CONPROCA filed a claim before the ICA, which was notified to the parties on April 13, 2012, seeking recognition of the general liability award issued on December 17, 2008. Subsequently, CONPROCA widened the scope of this claim in two separate filings. As of the date of this report, the response of Pemex-Refining and Petróleos Mexicanos to this claim is still pending.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. (“USISA”) filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain Pemex-Refining pipelines, and seeking approximately Ps. 393,094 in damages and expenses. On July 13, 2010, the Segundo Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito (Second Unit Civil and Administrative Court of the First Circuit) in the Federal District issued a judgment in connection with an amparo filed by USISA, ordering Pemex-Refining to pay Ps. 89,000 plus the plaintiff’s financial expenses. On March 22, 2011, Pemex-Refining paid the principal portion of the judgment. Subsequently, the plaintiff filed a motion for the payment of financial expenses seeking approximately Ps. 67,281, to which Pemex-Refining responded. The evidentiary stage related to this payment was opened, and Pemex-Refining appointed its expert, who accepted his designation. On May 11, 2012, a final hearing was held and the evidentiary stage was concluded. As of this date, a final resolution is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had issued an award, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355,864. On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the judgment be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposit U.S. $395,009 in an account of the Court. Such amount was deposited by Pemex-Exploration and Production in the Court’s account on December 30, 2010. Previously, Pemex-Exploration and Production had filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void, which was granted on October 24, 2011. Based on this resolution, Pemex-Exploration and Production filed a motion before the U.S. District Court and the Second Circuit Court of Appeals requesting that the judgment against Pemex-Exploration and Production be declared void, that the guarantee deposit be returned to Pemex-Exploration and Production and that the COMMISA request for enforcement be rejected. A hearing in connection with the appeal was held on February 2, 2012. On February 16, 2012, the Second Circuit Court of Appeals vacated the District Court’s judgment and remanded the case to the District Court for reconsideration in light of the intervening decision of the Mexican court. COMMISA has requested that the arbitration award be confirmed. A hearing was held on May 10, 2012. As a result of this hearing, the parties will file briefs related to the recognition of the judgment issued by the Mexican court. A second hearing was held on July 12, 2012, at which the deadline for filing the briefs related to the recognition of the judgment by the Mexican court was extended. A new hearing will be held on September 5, 2012.

In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

filed an administrative claim (No. 28733/10-17-03-7) before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by Pemex-Exploration and Production. On August 30, 2011, Pemex-Exploration and Production filed an appeal against this motion. On September 6, 2011, the expert appointed by Pemex-Exploration and Production accepted his designation. As of this date, the trial is in the evidentiary stage.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by Pemex-Refining. On August 30, 2011, Pemex-Refining filed an appeal against this motion. On September 6, 2011, the expert appointed by Pemex-Refining accepted his designation. As of this date, the trial is in the evidentiary stage.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a response arguing that the court lacked subject matter jurisdiction and territorial jurisdiction. In addition, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an interlocutory appeal claiming that, while they had submitted to the jurisdiction of the Federal Courts in Mexico City under a related right of access agreement, the Seventh District Court lacked territorial jurisdiction to hear this claim. This appeal was denied. Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed an appeal against this resolution before the Tercer Tribunal Unitario del Décimo Noveno Circuito (Third Unit Court of the Nineteenth Circuit), which was denied on May 6, 2011. On May 26, 2011, the defendants filed an amparo and a provisional suspension was granted, but the territorial jurisdiction of the Seventh District Court in Reynosa, Tamaulipas was subsequently confirmed. On April 20, 2012, the provisional suspension was lifted and the evidentiary stage was opened, and the parties filed their documentary evidence and experts’ opinions with the Seventh District Court. As of this date, a final resolution is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. As of the date of this report, the trial is in the evidentiary stage. On December 2, 2011, the Segundo Tribunal Unitario del Décimo Circuito (Second Unit Court of the Tenth Circuit) granted the appeal filed by the plaintiffs (No. 31/2011-VII) against a resolution dated August 29, 2011 rejecting evidence previously filed by the plaintiffs. On January 5, 2012, the Third District Court requested from the Séptima Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court) additional documentary evidence. This request is still pending. On that same date, a documentation request filed by the plaintiffs addressed to Pemex-Exploration and Production was denied. The plaintiffs filed an appeal against this resolution, which was denied on January 11, 2012. On January 19, 2012, the plaintiffs filed a new appeal against this resolution. Subsequently, the financial, economic, accounting and engineering experts filed their opinions with the Third District Court. On March 28, 2012, the Second Unit Court of the Tenth Circuit confirmed the resolution and therefore, the appeal was denied. On June 25, 2012 the accounting and economic experts appointed by the defendant filed additional information related to their opinions. The plaintiffs then filed an amparo (No. 2185/2010-II) before the Juzgado Cuarto de Distrito (Fourth District Court) in Tabasco, arguing that the Ley de Obras Públicas y Servicios Relacionados con las Mismas (Law of Public Works and Related Services) is unconstitutional and the guarantee paid under the public works contract should be returned to the plaintiffs. On February 16, 2012, the amparo was denied. The plaintiffs filed a motion to review this resolution before the Joint Civil and Labor Court of the Tenth Circuit, which was admitted. Subsequently, the plaintiffs filed another amparo against the Law of Public Works and Related Services and the guarantee paid (No. 556/2011-II) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the Federal District, which was denied on October 31, 2011. The plaintiffs filed a motion to review this resolution, which was denied on February 23, 2012. Therefore, this amparo has concluded. The plaintiffs also filed an administrative claim (No. 4957/11-17-07-1) before the Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court seeking that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. Pemex-Exploration and Production was summoned on April 4, 2011, and filed its response to the claim on June 13, 2011. On August 24, 2011, Pemex-Exploration and Production was notified that their response had been admitted, along with the opinions of economic and financial experts. In addition, the Seventh Metropolitan Regional Court of the Tax and Administrative Federal Court requested that Pemex-Exploration and Production appoint its experts and provide related documentation, which was provided on September 9, 2011. On February 7, 2012, the experts appeared before the Court. On June 28, 2012, the experts’ opinions were filed. As of this date, a final resolution is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

On July 5, 2011, Pemex-Exploration and Production was summoned before the Juzgado Décimo segundo de Distrito en Materia Civil (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011 Pemex-Exploration and Production filed a response to this claim and a motion stating that the court lacked jurisdiction. This motion was denied on August 8, 2011. Pemex-Exploration and Production filed an appeal against this resolution, which was denied. Pemex-Exploration and Production filed an amparo against this resolution. A constitutional hearing was held on January 13, 2012, and the amparo filed by Pemex-Exploration and Production was denied. Subsequently, Pemex-Exploration and Production filed a motion to review this resolution. As of the date of this report, a resolution of this motion is still pending. In addition, on November 14, 2011, the plaintiff filed a motion to suspend the guarantees granted in the services agreements, which was denied. The plaintiff filed an appeal (No. 508/2011) before the Tercer Tribunal Unitario en Materia Civil y Administrativa (Third Unit Civil and Administrative Court), which was denied. As of the date of this report, a final resolution is still pending.

On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking to have the lack of recognition of its alleged petroleum rights concessions declared null and void, and is also seeking damages of approximately Ps. 1,552,730. In November 2011, the trial was suspended based on a motion filed by Pemex-Exploration and Production and Petróleos Mexicanos arguing that the court lacked jurisdiction. On March 6, 2012, the Court ruled that it will not admit this motion until the Tax Management Service files a report about the plaintiff’s tax residence. As of this date, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

NOTE 12—SUBSEQUENT EVENTS

From July 1, 2012 to August 23, 2012, the significant financing activities of PEMEX were as follows:

On July 6, 2012, Petróleos Mexicanos issued two series of notes in the amount of U.S. $400,000 each, which bear interest at a semi-annual fixed rate of 2% and 1.95% respectively, and mature in December 2022. The notes are guaranteed by Export-Import Bank of the United States.

On July 18, 2012, Petróleos Mexicanos obtained a bilateral export credit agency loan for U.S. $300,000, which bears interest at a fixed rate of 1.5% annually and matures in July 2017.

On July 26, 2012, Petróleos Mexicanos issued U.S. $400,000 of notes maturing December 2022, which bear interest at a semi-annual fixed rate of 1.70%. The notes are guaranteed by Export-Import Bank of the United States.

In July 2012, P.M.I. Trading, Ltd. obtained and repaid U.S. $40,000 from its revolving credit line.

Between June 12, 2012 and August 14, 2012, P.M.I. H.B.V. obtained U.S. $2,445,000 from its revolving credit line and repaid U.S. $1,675,000.

On August 23, 2012, the exchange rate was 13.1762 pesos per U.S. dollar, which represents a 3.5% appreciation of the value of the peso in dollar terms as compared to the exchange rate as of June 30, 2012, which was Ps. 13.6530 per dollar.

On August 23, 2012, the weighted average price of the crude oil exported by PEMEX was U.S. $104.49 per barrel, an increase of 15.5% as compared to the average price as of June 30, 2012, which was U.S. $90.47 per barrel.

As of December 31, 2011 and as of August 23, 2012, PEMEX has valued and recorded the 57,204,240 Repsol shares acquired by PMI HBV during 2011 as an available-for-sale investment. The market value of Repsol shares has decreased approximately 40.1% from €23.74 per share as of December 30, 2011 to €14.22 per share as of August 23, 2012. As of the date of this report, PEMEX’s management is in the process of evaluating the impact these developments will have on its investment in Repsol.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

NOTE 13—EXPLANATION OF TRANSITION TO IFRS

As stated in Note 2(b), 2012 is the first year in which PEMEX has prepared its unaudited condensed consolidated interim financial statements in accordance with IFRS. The accounting policies set out in Note 3 have been applied in preparing these unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2012, the comparative information as of and for the year ended December 31, 2011 and in the preparation of the opening statement of financial position at January 1, 2011 (PEMEX transition date).

In preparing its opening IFRS statement of financial position, PEMEX has adjusted amounts reported previously in financial statements prepared in accordance with Mexican FRS. An explanation of how the transition from previous Mexican FRS to IFRS has affected PEMEX’s financial position, comprehensive income and cash flows, as well as explanations of variations in IFRS adjustments, are set out in the following tables and the notes thereto:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Reconciliation of financial position at January 1, 2011 (transition date) from Mexican FRS to IFRS:

	Mexican FRS As of December 31, 2010		Adjustments and/or Reclassifications		Ref	IFRS As of January 1, 2011
Current Assets:
Cash and cash equivalents	Ps.	133,587,079	Ps.	(2,404,154)	1	Ps.	131,182,925
Accounts, notes receivables and others—Net		120,887,383		—			120,887,383
Inventories—Net		40,518,866		(1,250,995)	2		39,267,871
Other current assets		20,917,211		(1,345,960)	3		19,571,251

Total Current assets		315,910,539		(5,001,109)			310,909,430
Investments in shares of non-consolidated subsidiaries, associates and others		11,116,080		2,404,173	1		13,520,253
Well, pipelines, properties, plant and equipment—Net		1,061,387,901		463,938,766	4		1,525,326,667
Intangible assets and deferred taxes—Net		6,782,060		8,751,177	1,5,6,8		15,533,237

Total Assets	Ps.	1,395,196,580	Ps.	470,093,007		Ps.	1,865,289,587

Current Liabilities:
Current portion of long-term debt	Ps.	89,554,617	Ps.	—		Ps.	89,554,617
Suppliers		43,474,439		—			43,474,439
Accounts payable and other		21,658,672		(47,133)	3		21,611,539
Taxes and duties payable		52,565,900		—			52,565,900

Total current liabilities		207,253,628		(47,133)			207,206,495

Long-term liabilities:
Long-term debt		575,170,797		(380,329)			574,790,468
Reserve for employee benefits		661,365,065		120,663,973	7		782,029,038
Reserve for sundry creditors and other		55,493,441		(1,363,482)			54,129,959
Deferred taxes		7,215,760		20,396,710	8		27,612,470

Total liabilities		1,506,498,691		139,269,739			1,645,768,430

Equity:
Certificates of Contribution “A”		96,957,993		(47,353,158)	9		49,604,835
Mexican Government contributions to Petróleos Mexicanos		180,382,423		(1,651,832)	9		178,730,591
Legal reserve		987,535		(9,775)	9		977,760
Donation surplus		3,446,743		(28,415)	9		3,418,328
Accumulated other comprehensive (loss)		4,396,294		(4,628,672)	10		(232,378)
Accumulated (losses) earnings		(397,473,099)		384,495,120	4,7,9,10		(12,977,979)

Total equity		(111,302,111)		330,823,268			219,521,157

Total liabilities and equity	Ps.	1,395,196,580	Ps.	470,093,007		Ps.	1,865,289,587

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Reconciliation of financial position at June 30, 2011 from Mexican FRS to IFRS:

	Mexican FRS As of June 30, 2011		Adjustments and/or Reclassifications		Ref	IFRS As of June 30, 2011
Current Assets:
Cash and cash equivalents	Ps.	100,301,884	Ps.	(2,574,855)	1	Ps.	97,727,029
Accounts, notes receivables and others—Net		153,240,289		—			153,240,289
Inventories—Net		44,840,599		(730,429)	2		44,110,170
Other current assets		15,106,193		(107,589)	3		14,998,604

Total Current assets		313,488,965		(3,412,873)			310,076,092
Investments in shares of non-consolidated subsidiaries, affiliates and others		10,918,913		2,574,986	1		13,493,899
Well, pipelines, properties, plant and equipment—Net		1,070,557,349		455,717,729	4		1,526,275,078
Intangible assets and deferred taxes—Net		6,933,855		4,936,021	1,5,6,8		11,869,876

Total Assets	Ps.	1,401,899,082	Ps.	459,815,863		Ps.	1,861,714,945

Current Liabilities:
Current portion of long-term debt	Ps.	88,356,385	Ps.	—		Ps.	88,356,385
Suppliers		44,135,791		—			44,135,791
Accounts payable and other		14,037,287		(54,233)	3		13,983,054
Taxes and duties payable		59,310,225		—			59,310,225

Total current liabilities		205,839,688		(54,233)			205,785,455

Long-term liabilities:
Long-term debt		541,462,284		(476,028)			540,986,256
Reserve for employee benefits		692,939,591		103,360,702	7		796,300,293
Reserve for sundry creditors and other		57,215,260		(1,325,402)			55,889,858
Deferred taxes		6,535,078		21,125,026	8		27,660,104

Total liabilities		1,503,991,901		122,630,065			1,626,621,966

Equity:
Certificates of Contribution “A”		96,957,993		(47,353,158)	9		49,604,835
Mexican Government contributions to Petróleos Mexicanos		180,382,423		(1,651,832)	9		178,730,591
Legal reserve		987,535		(9,775)	9		977,760
Donation surplus		3,486,265		(28,415)	9		3,457,850
Accumulated other comprehensive (loss)		(395,135,924)		379,876,560	10		(15,259,364)
Accumulated earnings		11,228,889		6,352,418	4,7,9,10		17,581,307

Total equity		(102,092,819)		337,185,798			235,092,979

Total liabilities and equity	Ps.	1,401,899,082	Ps.	459,815,863		Ps.	1,861,714,945

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Reconciliation of financial position at December 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS As of December 31, 2011		Adjustments and/or Reclassifications		Ref	IFRS As of December 31, 2011
Current Assets:
Cash and cash equivalents	Ps.	117,100,111	Ps.	(2,731,875)	1	Ps.	114,368,236
Accounts, notes receivables and others—Net		154,658,669		—			154,658,669
Inventories—Net		44,152,462		946,621	2		45,099,083
Other current assets		41,559,010		(1,377,036)	3		40,181,974

Total Current assets		357,470,252		(3,162,290)			354,307,962
Investments in shares of non-consolidated subsidiaries, associates and others		12,913,364		2,732,799	1		15,646,163
Well, pipelines, properties, plant and equipment—Net		1,152,505,680		438,562,054	4		1,591,067,734
Intangible assets and deferred taxes—Net		10,455,680		8,457,893	1,5,6,8		18,913,573

Total Assets	Ps.	1,533,344,976	Ps.	446,590,456		Ps.	1,979,935,432

Current liabilities:
Current portion of long-term debt	Ps.	110,497,449	Ps.	—		Ps.	110,497,449
Suppliers		53,313,171		—			53,313,171
Accounts payable and other		23,888,823		(24,750)	3		23,864,073
Taxes and duties payable		65,770,459		—			65,770,459

Total current liabilities		253,469,902		(24,750)			253,445,152

Long-term liabilities:
Long-term debt		672,275,110		382,057	6		672,657,167
Reserve for employee benefits		731,016,999		112,444,619	7		843,461,618
Reserve for sundry creditors and other		64,284,261		(2,191,342)			62,092,919
Deferred taxes		6,217,833		19,681,024	8		25,898,857

Total liabilities		1,727,264,105		130,291,608			1,857,555,713

Equity:
Certificates of Contribution “A”		96,957,993		(47,353,158)	9		49,604,835
Mexican Government contributions to Petróleos Mexicanos		180,382,423		(1,651,832)	9		178,730,591
Legal reserve		987,535		(9,775)	9		977,760
Donation surplus		3,446,743		(28,415)	9		3,418,328
Accumulated other comprehensive (loss)		13,262,597		(31,372,813)	10		(18,110,216)
Accumulated (losses) earnings		(397,473,099)		384,495,120	4,7,9,10		(12,977,979)
Net (loss) for the year		(91,483,321)		12,219,721			(79,263,600)

Total equity		(193,919,129)		316,298,848			122,379,719

Total liabilities and equity	Ps.	1,533,344,976	Ps.	446,590,456		Ps.	1,979,935,432

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Reconciliation of comprehensive income for the six-month period ended June 30, 2011 from Mexican FRS to IFRS:

	Mexican FRS For the six-month period ended June 30, 2011		Adjustments and/or reclassifications		Ref	IFRS For the-six month period ended June 30, 2011
Net Sales	Ps.	746,010,162	Ps.	—		Ps.	746,010,162
Cost of sales		351,825,180		3,901,222	2,4,7		355,726,402

Gross income		394,184,982		(3,901,222)			390,283,760

General Expenses:
Transportation and distribution expenses		15,349,371		(1,730,128)	5,7		13,619,243
Administrative expenses		32,813,326		(5,523,613)	7		27,289,713

Total general expenses		48,162,697		(7,253,741)			40,908,956
Other revenues—Net		78,048,443		(117,137)	4		77,931,306

Operating income		424,070,728		3,235,382			427,306,110

Comprehensive financing result:
Interest paid—Net		(4,214,846)		(7,147)	3		(4,221,993)
Exchange gain		9,623,417		3,867,883			13,491,300

		5,408,571		3,860,736			9,269,307

Profit sharing in non-consolidated subsidiaries, associates and others		282,722		—			282,722

Income before taxes, duties and other charges		429,762,021		7,096,118			436,858,139

Hydrocarbon extraction duties and others		412,821,745		—			412,821,745
Hydrocarbon income tax		4,585,692		—			4,585,692
Income tax		1,125,695		743,700	8		1,869,395

		418,533,132		743,700			419,276,832

Net income for the period	Ps.	11,228,889	Ps.	6,352,418		Ps.	17,581,307

Other comprehensive result:
Currency translation effect		(1,969,142)		10,112			(1,959,030)
Primary financial instruments		(89,977)		—			(89,977)

		(2,059,119)		10,112			(2,049,007)

Net comprehensive result	Ps.	9,169,770	Ps.	6,362,530		Ps.	15,532,300

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Reconciliation of comprehensive income for the three-month period ended June 30, 2011 from Mexican FRS to IFRS:

	Mexican FRS For the three-month period ended June 30,2011		Adjustments and/or reclassifications		Ref	IFRS For the three-month period ended June 30,2011
Net Sales	Ps.	393,310,044	Ps.	—		Ps.	393,310,044
Cost of sales		185,986,064		1,006,632	2,4,7		186,992,696

Gross income		207,323,980		(1,006,632)			206,317,348

General Expenses:
Transportation and distribution expenses		8,320,317		(851,960)	5,7		7,468,357
Administrative expenses		16,462,190		(2,763,348)	7		13,698,842

Total general expenses		24,782,507		(3,615,308)			21,167,199
Other revenues—Net		48,359,476		2,252,769	4		50,612,245
Operating income		230,900,949		4,861,445			235,762,394

Comprehensive financing result:
Interest paid—Net		(2,622,946)		(5,902)	3		(2,628,848)
Exchange gain		(693,157)		3,487,172			2,794,015

		(3,316,103)		3,481,270			165,167

Profit sharing in non-consolidated subsidiaries, associates and others		13,654		(34,168)			(20,514)

Income before taxes, duties and other charges		227,598,500		8,308,547			235,907,047

Hydrocarbon extraction duties and others		218,776,669		—			218,776,669
Hydrocarbon income tax		963,142		(1,457,423)			(494,281)
Income tax		837,314		743,700	8		1,581,014

		220,577,125		(713,723)			219,863,402

Net income for the period	Ps.	7,021,375	Ps.	9,022,270		Ps.	16,043,645

Other comprehensive result:
Currency translation effect		(835,502)		10,112			(825,390)
Primary financial instruments		172,883		—			172,883

		(662,619)		10,112			(652,507)

Net comprehensive result	Ps.	6,358,756	Ps.	9,032,382		Ps.	(15,391,138)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Reconciliation of comprehensive income for the year ended December 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS For the year ended December 31, 2011		Adjustments and/or reclassifications		Ref	IFRS For the year ended December 31, 2011
Net Sales	Ps.	1,558,428,922	Ps.	—		Ps.	1,558,428,922
Cost of sales		780,625,539		7,293,031	2,4,7		787,918,570

Gross income		777,803,383		(7,293,031)			770,510,352

General Expenses:
Transportation and distribution expenses		31,349,011		(3,445,171)	5,7		27,903,840
Administrative expenses		65,029,047		(11,302,910)	7		53,726,137

Total general expenses		96,378,058		(14,748,081)			81,629,977
Other revenues—Net		195,544,884		5,376,266	4		200,921,150

Operating income		876,970,209		12,831,316			889,801,525

Comprehensive financing result:
Interest paid—Net		(32,840,763)		4,360	3		(32,836,403)
Exchange (loss) gain		(58,800,623)		(843,367)			(59,643,990)

		(91,641,386)		(839,007)			(92,480,393)
(Loss) profit sharing in non-consolidated subsidiaries, associates and others		(796,398)		—			(796,398)

Income before taxes, duties and other charges		784,532,425		11,992,309			796,524,734

Hydrocarbon extraction duties and others		871,686,746		—			871,686,746
Hydrocarbon income tax		708,469		—			708,469
Income tax		3,620,531		(227,412)			3,393,119

		876,015,746		(227,412)			875,788,334

Net income (loss) for the year	Ps.	(91,483,321)	Ps.	12,219,721		Ps.	(79,263,600)

Other comprehensive result:
Losses for employee benefits		—		(26,031,268)			(26,031,268)
Currency translation effect		4,761,765		(712,873)			4,048,892
Primary financial instruments		4,104,538		—			4,104,538

		8,866,303		(26,744,141)			(17,877,838)

Net comprehensive result	Ps.	(82,617,018)	Ps.	(14,524,420)		Ps.	(97,141,438)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Notes to the reconciliation of the statement of financial position at January 1, 2011, (transition date) and December 31, 2011.

1. Cash and cash equivalents

FRS C-1 “Cash and cash equivalents” requires restricted cash to be presented as part of the cash and cash equivalents line item; but under IAS 1, “Presentation of Financial Statements” restricted cash must be presented separately from “cash and cash equivalents” on the statement of financial position. PEMEX has therefore reclassified Ps. 2,404,154 and Ps. 2,731,875 as of January 1, 2011 and December 31, 2011, respectively, from “cash and cash equivalents” under Mexican FRS to “permanent investments in shares of non-consolidated subsidiaries, associates and others” under IFRS.

2. Inventories

Certain components of “wells, pipelines, properties, plants and equipment” (spare parts) were classified in the line item “inventories” under Mexican FRS. However; these components were classified as fixed assets in accordance with IAS 16 “Property, Plant and Equipment”. Accordingly, PEMEX reclassified Ps. 1,250,995 and Ps. 647,340 as of January 1, 2011 and December 31, 2011, respectively, from “inventories” under Mexican FRS to “wells, pipelines, properties, plants and equipment” under IFRS.

As of December 31, 2011, effects in inventories arising from adjustments to employee benefits and from the depreciation and amortization of different parts of fixed assets resulted in an increase in inventories and a decrease in the cost of sales for the year for Ps. 1,593,961.

3. Derivative Financial Instruments

Derivative financial instruments (“DFIs”) were recognized at fair value as the transition date. This fair value was subsequently modified to include the counterparty risk in the valuation method, which resulted in a decrease in other current assets of Ps. 1,345,960 and an increase in accounts payable and others of Ps. 95,560, as of January 1, 2011 which was comprised of a debit recorded in accumulated losses.

The decrease of Ps. 1,377,036 in other current assets and decrease in accounts payable and others of Ps. 78,350 as of December 31, 2011 and a corresponding credit to financial instruments, resulted from changes in fair value computation methods as well as to the liquidation of positions during the period.

4. Wells, pipelines, properties, plant and equipment

In accordance with IFRS 1, PEMEX chose to measure certain wells, pipelines, offshore platforms and drilling equipment at their fair value as of the transition date to IFRS, and to use that fair value as the deemed cost of those assets. As a result, PEMEX recognized a Ps. 472,750,354 increase in the fair value of plants, pipelines, offshore platforms and drilling equipment as of January 1, 2011, which was recognized against accumulated losses.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

In addition IAS 16 requires the identification on a separate basis of parts of an asset that have different expected patterns of future economic benefits, with depreciation calculated separately by part. As of December 31, 2011, the net effect of the depreciation for the year resulted in a debit to cost of sales and operating expenses of Ps. 28,469,974.

As of December 31, 2011, some cash-generating units had improved economic conditions, which allowed PEMEX to increase their carrying value and to reverse Ps. 5,376,266 of impairment previously recognized in other revenues.

PEMEX reclassified costs of exploratory wells, not associated with any reserve, from the fixed assets to intangible assets until it is determined if they are subject to capitalization in accordance with IFRS 6, in the amount of Ps. 9,231,901 at January 1, 2011 and Ps. 9,552,703 at December 31, 2011.

During the second quarter of 2012, PEMEX modified its accounting policy regarding the selection of certain types of fixed assets for initial valuation at fair value in accordance with IFRS 1. As a result, PEMEX recognized a decrease of 3.1% and 2.2% in the total amount of fixed assets as of January 1, 2011 and December 31, 2011, respectively, as well as a decrease in depreciation expense of approximately 5.0% for both the six months ended June 30, 2011 and the year ended December 31, 2011.

5. Easements and rights of way

Certain expenditures related to easements and rights of way were classified in the line items wells, pipelines, properties, plant and equipment or in accumulated losses under Mexican FRS as of the transition date. However, under IFRS these easements and rights of way are identified as intangible assets. As a result, PEMEX recognized intangible assets as of January 1, 2011, in an amount of Ps. 1,218,860, comprised of (i) a reclassification of easements and rights of way in the amount of Ps. 830,684 from the line item “wells, pipelines, properties, plant and equipment” to the line item “intangible assets” and (ii) a credit recognized against accumulated losses in the amount of Ps. 388,176.

As of December 31, 2011, the effect of rights of way was Ps. 1,134,075, comprised of (i) Ps. 845,681 from the line item “wells, pipelines, properties, plant and equipment” to the line item “intangible assets” and (ii) a credit recognized against accumulated losses and net loss for the year in the amount of Ps. 288,394.

6. Long term debt

As of December 31, 2011, under IFRS, PEMEX recognized an amortized cost effect of debt in the amount of Ps. 4,435.

7. Employee benefits

PEMEX chose the early adoption of IAS 19 for employee benefits, as described in Note 2(b) (iii). As a result, unamortized cumulative actuarial net gains under Mexican FRS as of January 1, 2011 of Ps. 123,150,302 were recognized, resulting in an increase in the reserve for employee benefits and a corresponding increase in accumulated losses on the initial statement of financial position under IFRS.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

In addition, PEMEX eliminated the component of termination benefits from the liability for employee benefits under Mexican FRS, with a resulting amount of Ps. 2,485,764 credited against accumulated losses on the initial statement of financial position under IFRS.

As of December 31, 2011, the net effect in the reserve for employee benefits (in addition to the items described above) was a decrease of Ps. 8,243,929, which was comprised of (i) an increase in comprehensive loss in the amount of Ps. 26,031,268 and (ii) a decrease in cost of sales and operating costs and expenses in the amount of Ps. 34,275,197.

8. Deferred taxes

As a result of the change in the book basis of assets and liabilities from the transition to IFRS, deferred tax assets increased in the amount of Ps. 44,230 as compared to the amount recognized previously under Mexican FRS, offset by an increase in deferred tax liabilities in the amount of Ps. 20,396,687. Both increases were recognized against accumulated losses in the statement of financial position as of January 1, 2011.

For the year ended December 31, 2011 deferred tax assets recorded a decrease of Ps. 423,967 and deferred tax liabilities recorded an increase of Ps. 19,681,024.

9. Recognition of inflationary effects

PEMEX recognized inflation effects in respect of its Certificates of Contribution “A” and contributions of the Mexican Government prior to December 31, 1997, the date on which Mexican economy was no longer considered hyperinflationary. As a result inflation effects recognized after this date in the amount of Ps. 49,043,180 were reclassified to accumulated losses in the opening statement of financial position under IFRS as of January 1, 2011.

10. Other comprehensive result

Foreign currency translation

In accordance with IFRS 1, PEMEX chose to cancel the accumulated gains and losses from the translation of foreign currency amounts, and to value the cumulative currency translation effects for all foreign operations at zero as of January 1, 2011, with a debit of Ps. 4,628,672 recorded in accumulated losses in the initial statement of financial position under IFRS. This adjustment did not impact the total value of equity.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos (Note 2))

Accumulated losses and comprehensive result

Except for reclassified items, all of the adjustments related to the adoption of IFRS were recognized in accumulated losses and comprehensive result as of January 1, 2011.

11. Cash Flow Statements

The IFRS adoption adjustments described above did not affect PEMEX’s cash flows, as shown in the line item “cash and cash equivalents” in the statement of financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ ARTURO DELPECH DEL ÁNGEL
	Name:	Arturo Delpech del Ángel
	Title:	Associate Managing Director of Finance

Date: August 31, 2012

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.